UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)

WIMM-BILL-DANN FOODS OJSC
(Name of Issuer)
ORDINARY SHARES, PAR VALUE 20 RUSSIAN RUBLES PER SHARE AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE FOURTH OF AN ORDINARY SHARE, PAR VALUE 20 RUSSIAN RUBLES PER SHARE
(Title of Class of Securities)
97263M109
(CUSIP Number)
Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 Tel: (914) 253−3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 3, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97263M109

1.	Names of Reporting Persons PepsiCo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 76.98% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 97263M109

1.	Names of Reporting Persons Pepsi-Cola (Bermuda) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 76.98% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 amends the Report on Schedule 13D, originally filed with the Securities and Exchange Commission on December 20, 2010 by PepsiCo, Inc. (“PepsiCo”) and Pepsi-Cola (Bermuda) Limited (“PCBL”, together with PepsiCo, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed on December 27, 2010, Amendment No. 2 thereto filed on January 24, 2011, Amendment No. 3 thereto filed on January 27, 2011, and Amendment No. 4 thereto filed on February 3, 2011 (the “Schedule 13D”).

Unless indicated otherwise, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 5 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

Item 4.  Purpose of Transaction

The third paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

PepsiCo expects to make an offer in Russia (the “Russian Offer”) on or before March 11, 2011 to acquire all of the remaining Shares, in accordance with the mandatory tender offer rules of the Russian Federation.  The price to be paid in the Russian Offer will be 3,883.70 Russian rubles per Share.  This price is $132, which is the highest amount PepsiCo paid to the selling shareholders pursuant to the Purchase Agreement, converted to Russian rubles at the highest Central Bank of Russia exchange rate established for February 3, 2011 and all subsequent days on which the Shares purchased under the Purchase Agreement were transferred to PepsiCo.  Attached as Exhibit 99.7 and incorporated by reference into this Item 4 is a copy of PepsiCo’s press release announcing the pricing of the Russian Offer dated February 3, 2011.  Concurrently with the Russian Offer, PepsiCo expects to make an offer (the “U.S. Offer” and together with the Russian Offer, the “Offers”) to all holders of ADSs at a price per ADS equal to 970.925 Russian rubles (which is one-fourth of 3,883.70 Russian rubles since each ADS represents one-fourth of a Share), without interest and less any fees, conversion expenses and applicable taxes.  This amount will be converted to U.S. dollars at the spot market rate on or about the date that PepsiCo pays for the ADSs tendered in the U.S. Offer.

The following paragraph is hereby added to Item 4 of the Schedule 13D:

In connection with the Offers, PepsiCo entered into (i) the Term Loan Agreement (“PRBL Loan Agreement”) dated February 2, 2011 between PepsiCo Russia (Bermuda) Limited, a wholly owned subsidiary of PepsiCo, and Wimm Bill Dann Finance Cyprus Ltd., a wholly owned subsidiary of the Issuer, and (ii) the Term Loan Agreement (“Lebedyansky Loan Agreement”, together with PRBL Loan Agreement, the “Loan Agreements”) dated February 4, 2011 between OJSC Lebedyansky, a wholly owned subsidiary of PepsiCo, and Wimm-Bill-Dann Finance Co. Ltd., a wholly owned subsidiary of the Issuer.  Pursuant to the Loan Agreements, which have effective dates of February 4, 2011, PepsiCo has obtained term loans (“Term Loans”) in the principal amounts of 31,372,571,970 Russian rubles and 7,355,475,000 Russian rubles, respectively, and in each case on an arm’s length basis.  The Term Loans each mature on February 4, 2014 and bear an interest rate per annum equal to 9.95%, payable semi-annually and on the maturity date.  The Loan Agreements each also contain other customary terms and conditions.  The foregoing summary of the Loan Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Loan Agreements which are attached as Exhibits 99.8 and 99.9 to this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Transaction and the Loan Agreements set forth in Item 4 above are incorporated by reference in their entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Exhibit Name

99.7	Press Release dated February 3, 2011 issued by PepsiCo, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of PepsiCo, Inc. filed February 4, 2011).

99.8	Term Loan Agreement between PepsiCo Russia (Bermuda) Limited and Wimm Bill Dann Finance Cyprus Ltd. dated February 2, 2011.

99.9	Term Loan Agreement between OJSC Lebedyansky and Wimm-Bill-Dann Finance Co. Ltd. dated February 4, 2011.

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: February 4, 2011

PEPSICO, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

PEPSI-COLA (BERMUDA) LIMITED
By:	/s/ Mary-Lynn Robinson
	Name:	Mary-Lynn Robinson
	Title:	President